CUSIP NO. 723655106                   13D                     PAGE 1 OF 11 PAGES



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)


                    Under the Securities Exchange Act of 1934


                            PIONEER DRILLING COMPANY
                                (Name of Issuer)


                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)


                                    723655106
                                 (CUSIP Number)


                                 A. Wayne Corley
                           109 Temple Blvd., Suite 300
                            Lufkin, Texas 75901-7321
                                 (936) 639-5197
          -------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 August 31, 2004
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 723655106                  13D                      PAGE 2 OF 11 PAGES


--------------------------------------------------------------------------------
1.  Name of Reporting Person/I.R.S. Identification Nos. of
    Above Persons (Entities Only):

    T.L.L. Temple Foundation
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only:


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:

    Texas
--------------------------------------------------------------------------------
                7.  Sole Voting Power:
  Number of
                    -0-
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power:
Beneficially
                    1,447,547
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power:
  Reporting
                    -0-
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power:
    With
                    1,447,547
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,447,547
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     3.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person:

     OO: Trust
--------------------------------------------------------------------------------

CUSIP NO. 723655106                  13D                      PAGE 3 OF 11 PAGES


--------------------------------------------------------------------------------
1.  Name of Reporting Person/I.R.S. Identification Nos. of
    Above Persons (Entities Only):

    Temple Interests, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only:


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:

    Texas
--------------------------------------------------------------------------------
                7.  Sole Voting Power:
  Number of
                    -0-
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power:
Beneficially
                    164,000
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power:
  Reporting
                    -0-
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power:
    With
                    164,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     164,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     0.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person:

     PN
--------------------------------------------------------------------------------

CUSIP NO. 723655106                  13D                      PAGE 4 OF 11 PAGES


--------------------------------------------------------------------------------
1.  Name of Reporting Person/I.R.S. Identification Nos. of
    Above Persons (Entities Only):

    Arthur Temple, III
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only:


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):

    AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power:
  Number of
                    -0-
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power:
Beneficially
                    1,611,547
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power:
  Reporting
                    -0-
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power:
    With
                    1,611,547
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,611,547
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     4.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person:

     IN
--------------------------------------------------------------------------------

CUSIP NO. 723655106                  13D                      PAGE 5 OF 11 PAGES


--------------------------------------------------------------------------------
1.  Name of Reporting Person/I.R.S. Identification Nos. of
    Above Persons (Entities Only):

    Temple Southwood, Inc.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only:


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):

    AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:

    Texas
--------------------------------------------------------------------------------
                7.  Sole Voting Power:
  Number of
                    -0-
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power:
Beneficially
                    164,000
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power:
  Reporting
                    -0-
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power:
    With
                    164,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     164,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     0.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person:

     CO
--------------------------------------------------------------------------------

CUSIP NO. 723655106                  13D                      PAGE 6 OF 11 PAGES


--------------------------------------------------------------------------------
1.  Name of Reporting Person/I.R.S. Identification Nos. of
    Above Persons (Entities Only):

    ATSP Partnership, Ltd.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only:


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):

    AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:

    Texas
--------------------------------------------------------------------------------
                7.  Sole Voting Power:
  Number of
                    -0-
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power:
Beneficially
                    164,000
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power:
  Reporting
                    -0-
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power:
    With
                    164,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     164,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     0.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person:

     PN
--------------------------------------------------------------------------------

CUSIP NO. 723655106                   13D                     PAGE 7 OF 11 PAGES


                            STATEMENT ON SCHEDULE 13D

         INTRODUCTORY NOTE: All information herein with respect to Pioneer Drilling Company, a Texas corporation formerly known as South Texas Drilling & Exploration, Inc., is to the best knowledge and belief of the Reporting Persons, as defined herein. The following statement of information ("Statement") is Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on April 14, 1997 (the "Initial Schedule 13D"). This Statement is being filed by the Reporting Persons pursuant to SEC Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Statement is being filed as a result of the disposition by T.L.L. Temple Foundation and Temple Interests, L.P. of 352,100 and 35,391 shares, respectively, of the common stock of Pioneer Drilling Company, which shares represent more than one percent (1%) of the Common Stock of Pioneer Drilling Company.

ITEM 1. SECURITY AND ISSUER. This Statement relates to shares of the common stock, $0.10 par value per share (the "Common Stock"), of Pioneer Drilling Company, a Texas corporation formerly known as South Texas Drilling & Exploration, Inc. ("Pioneer"). Pioneer's principal place of business is located at 9310 Broadway, Building I, San Antonio, Texas, 78217.

ITEM 2. IDENTITY AND BACKGROUND.

         This Statement is filed by T.L.L. Temple Foundation, a Texas trust ("T.L.L."), Temple Interests, L.P., a Texas limited partnership ("Temple Interests"), Arthur Temple, III, both in his capacity as Chairman of the Board of Trustees of T.L.L. and as a general partner of Temple Interests, Temple Southwood, Inc., a Texas corporation and general partner of Temple Interests ("Southwood"), and ATSP Partnership, Ltd., a Texas limited partnership and a general partner of Temple Interests ("ATSP"). The foregoing persons signing this
Schedule 13D are hereafter referred to as the "Reporting Persons". The Reporting Persons are making this joint filing because they may be deemed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

         T.L.L. is a private charitable foundation that invests primarily in publicly traded securities for charitable purposes. The address of the principal business and of the principal office of T.L.L. is 109 Temple Blvd., Suite 300, Lufkin, Texas 75901-7321.

         Temple Interests is a limited partnership whose primary business is investment in real estate and securities for the benefit of its partners. The address of the principal business and of the principal office of Temple Interests is 5030 Champions, Lufkin, Texas 75901.

         Arthur Temple, III is a United States citizen. His business address is 5030 Champions, Lufkin, Texas 75901.

         The primary business of Southwood is to act as managing general partner of Temple Interests. The address of the principal business and of the principal office of Southwood is 5030 Champions, Lufkin, Texas 75901.

         ATSP is a limited partnership whose primary business is investing in securities and real estate for the benefit of its partners. The address of the principal business and of the principal office of ATSP is 109 Temple Blvd., Suite 100, Lufkin, Texas 75901-7321.

CUSIP NO. 723655106                   13D                     PAGE 8 OF 11 PAGES


         The sole general partner of ATSP is Arthur Temple, Inc., a Texas corporation. The primary business of Arthur Temple, Inc. is to act as general partner of ATSP. The address of the principal business and of the principal office of Arthur Temple, Inc. is 109 Temple Blvd., Suite 100, Lufkin, Texas 75901-7321.

         Attached to this Statement as Schedule I is a list of the trustees of T.L.L., a list of officers and directors of Southwood, a list of officers and directors of Arthur Temple, Inc., and the business address, citizenship, and principal occupation or employment of each officer, director, and trustee (including the name, principal business and address of any corporation or organization at which their employment is conducted).

         During the last five years, none of the Reporting Persons nor to the knowledge of the Reporting Persons any of the persons listed on Schedule I has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds or other consideration by which the Reporting Persons acquired the Common Stock were previously described in the Initial Schedule 13D. No funds or other consideration were otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. Temple Interests, L.P. acquired 199,391 shares of Common Stock pursuant to a conversion of 30,700 shares of Series B 8% Convertible Preferred Stock on August 20, 2001. T.L.L. acquired 999,647 shares of Common Stock pursuant to a conversion of 153,915 shares of Series B 8% Convertible Preferred Stock on August 20, 2001. Except for the transactions described in the Initial Schedule 13D and herein, none of the Reporting Persons have made any prior acquisitions or dispositions of the Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the disposition by T.L.L. of 352,100 shares of the Common Stock was to diversify its investment holdings. In furtherance of such diversification, T.L.L. is contemplating the disposition of additional shares of Common Stock in compliance with Rule 144 under the Securities Act of 1933, as amended.

         The purpose of the disposition by Temple Interests of 35,391 shares of the Common Stock was to diversify its investment holdings. In furtherance of such diversification, Temple Interests is contemplating the disposition of additional shares of Common Stock in compliance with Rule 144 under the Securities Act of 1933, as amended.

         The number of shares of Common Stock beneficially owned by the Reporting Persons does not constitute a majority of the outstanding shares of Common Stock and is insufficient to permit them to exercise control over Pioneer.

CUSIP NO. 723655106                   13D                     PAGE 9 OF 11 PAGES

         Except as described above, at the present time none of the Reporting Persons has any present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of Pioneer, or the disposition of securities of Pioneer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Pioneer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Pioneer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Pioneer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Pioneer;

         (f) Any other material change in Pioneer's business or corporate structure;

         (g) Changes in Pioneer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Pioneer by any person;

         (h) Causing a class of securities of Pioneer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Pioneer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a) As set forth in this Schedule 13D, T.L.L. owns 1,447,547 shares of Common Stock of Pioneer. The 1,447,547 shares of Common Stock represent approximately 3.8% of the outstanding Common Stock of Pioneer.

         As further set forth in this Schedule 13D, Temple Interests owns 164,000 shares of Common Stock of Pioneer. The 164,000 shares of Common Stock represent approximately 0.4% of the outstanding Common Stock of Pioneer. Arthur Temple, III and the Reporting Persons as a group beneficially own 1,611,547 shares of Common Stock representing approximately 4.3% of the outstanding Common Stock of Pioneer.

         (b) T.L.L., acting through its board of trustees comprised of Arthur Temple, Arthur Temple, III, Ward Burke, Phillip Leach, W. Temple Webber, Jr., H.J. Shands, III and W. Temple Webber, III possess a shared power to direct the vote and a shared power to direct the disposition

CUSIP NO. 723655106                   13D                    PAGE 10 OF 11 PAGES


of the 1,447,547 shares of Common Stock held by T.L.L. described in Item 5(a) above. Arthur Temple, III, in his capacity as Chairman of the Board of Trustees of T.L.L., possesses a shared power to vote and direct the disposition of the 1,447,547 shares of Common Stock held by T.L.L. described in Item 5(a) above.

         Arthur Temple, III, Temple Southwood and ATSP as the general partners of Temple Interests, possesses a shared power to direct the vote and a shared power to direct the disposition of the 164,000 shares of Common Stock held by Temple Interests described in Item 5(a) above.

         (c) T.L.L. converted 153,915 shares of Series B Preferred Stock into 999,647 shares of Common Stock on August 20, 2001 in response to Pioneer's June 21, 2001 notice of redemption of all outstanding shares of Series B Preferred Stock on August 22, 2001.

         Also, in response to Pioneer's June 21, 2001 notice of redemption, Temple Interests converted 30,700 shares of Series B Preferred Stock into 199,391 shares of Common Stock of Pioneer on August 20, 2001.

         (d) No person other than the Reporting Persons is known to have the right to direct the receipt of dividends from, or the proceeds from the sale of, such securities beneficially owned by the Reporting Persons.

         (e) On or about August 6, 2004, T.L.L. ceased to be the beneficial owner of more than 5% of the outstanding Common Stock of Pioneer. On or about August 6, 2004, Arthur Temple, III ceased to be the beneficial owner of more than 5% of the outstanding Common Stock of Pioneer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         To the best knowledge of the Reporting Persons, there are no contracts, agreements, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to the securities of Pioneer other than those described in items 4 and 5 above, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1      Power of Attorney of Temple Interests, Ltd.
         Exhibit 2      Joint Filing Agreement between the Reporting Persons.

CUSIP NO. 723655106                   13D                    PAGE 11 OF 11 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 1, 2004             T.L.L. TEMPLE FOUNDATION


                                     By:       /s/ ARTHUR TEMPLE, III
                                        ----------------------------------------
                                        Name:  Arthur Temple, III
                                        Title: Chairman of the Board of Trustees

Dated: September 1, 2004             TEMPLE INTERESTS, LTD.


                                     By:      TEMPLE SOUTHWOOD, INC.
                                              its Managing General Partner


                                     By:      /s/ ARTHUR TEMPLE, III
                                        ----------------------------------------
                                              Arthur Temple, III
                                              President, Secretary and Treasurer


Dated: September 1, 2004             /s/ ARTHUR TEMPLE, III
                                     -------------------------------------------
                                     ARTHUR TEMPLE, III


Dated: September 1, 2004             TEMPLE SOUTHWOOD, INC.


                                     By:      /s/ ARTHUR TEMPLE, III
                                        ----------------------------------------
                                     Name:    Arthur Temple, III
                                     Title:   President, Secretary and Treasurer


Dated: September 1, 2004             ATSP PARTNERSHIP, LTD.,


                                     By:      ARTHUR TEMPLE, INC.
                                              its General Partner


                                     By:      /s/ ARTHUR TEMPLE
                                        ----------------------------------------
                                     Name:    Arthur Temple
                                     Title:   President